Exhibit 99.2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Date of Report – As at May 29, 2008

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the Annual Information Form as well as other information relating to Silvercorp Metals Inc. (the “Company”) on file with the Canadian provincial securities regulatory authorities, on SEDAR at www.sedar.com, and the Company’s website at www.silvercorp.ca. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted.

The Company’s consolidated financial statements which have been prepared in accordance with Canadian generally accepted accounting principles, and all financial data derived therefrom in this report are expressed in US dollars. In addition, the consolidated financial statements include a reconciliation of the specific measurement differences between Canadian and United States generally accepted accounting principles as they relate to the Company. Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Effective April 1, 2007, the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. Prior to April 1, 2007, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollar (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency. In accordance with EIC-130, the financial statements for all years and periods presented have been translated in to the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this report under the heading “Outlook”. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake any obligation to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 1

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Non-GAAP Measurements

The following are non-GAAP measurements and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures present in the unaudited interim consolidated financial statements and accompanying notes: Average selling price (net of Value Added tax and smelter charges); Average production cost per ounce; Average production cost per pound; Total production cost per ounce; Total cash cost per ounce; Mining cost per tonne of ore mined; Milling cost per tonne of ore milled; Average silver production costs adjusted for by-product credit; Total recovery of mine and mill head grades; Run of mine head grade; Mill head grade; Mill recovery rates; Profit margin; Gross margin; Adjusted basic earnings per share; Adjusted diluted earnings per share; Adjusted weighted average number of shares outstanding - basic; Adjusted weighted average number of shares outstanding - diluted. These non-GAAP measures are used by the Company to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance measurement, but do not have a standardized meaning.

1.0 Preliminary Information

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively and is also exploring the Na-Bao Polymetalic Project in Qinghai Province, China owned through its 82% Chinese subsidiary company.

With the acquisition of TLP Silver-Lead Mine and LM Silver-Lead Mine, the Company now holds a land package of 76.16 square kilometres, consisting of 5 mining permits, 8 exploration permits, and four operating mines, enabling the Company to explore and produce gold (Au), silver (Ag), lead (Pb), and zinc (Zn). This provides a solid base from which to significantly expand resources and growth potential for Silvercorp in an important silver district in China.

The Company’s common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

1.1 Date of Report - As above

1.2 Overall Performance

(a) Financial Highlights

For the year ended March 31, 2008, the Company recorded net earnings of $59.9 million (CAD$61.7 million), or $0.41 (CAD$0.42) per share, up 172%, compared to $22.0 million (CAD$25.1 million), or $0.15 (CAD$0.17) per share over the same period last year. The company achieved a net profit margin of 55% (2007 - 55%) for the year ended March 31, 2008.

For the year ended March 31, 2008, sales increased by $68.6 million (CAD$66.6 million), or 172% to $108.4 million (CAD$111.9 million) compared to $39.8 million (CAD$45.3 million) for the same period last year.

For the year ended March 31, 2008, gross profit from mine operations amounted to $85.0 million (2007 -$30.8 million), representing a gross margin of 78% (2007 - 78%). The net income was $59.9 million (2007 - $22.0 million) with a net profit margin of 55% (2007 - 55%). The net earnings are $0.41 (CAD$0.42) per basic share, a 173% increase compared to $0.15 (2007 - CAD$0.17) per basic share for the same period last year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Net cash provided by operating activities rose to $79.8 million (CAD$82.8 million) for the year ended March 31, 2008, a 165% increase compared to $30.1 million (CAD$34.2 million) over the same period last year.

Capital expenditures during the period amounted to $36.6 million representing the purchase of mineral rights and properties. A cash dividend distribution of $6.9 million (CAD$7.4 million) was paid to the shareholders during the year ended March 31, 2008. The Company ended the year with cash and cash equivalents and short term investments of $84.2 million as of March 31, 2008.

The Company’s subsidiary, Henan Found Mining Company Ltd. (“Henan Found”), is now subject to 12.5% income tax rate until December 31, 2010 and a 25% income tax rate thereafter. Based on Chinese GAAP, Henan Found has paid $1.3 million in tax in the 4th quarter ended March 31, 2008. A tax provision of approximately $1.9 million was provided for the 4th quarter ended March 31, 2008.

(b) Operation Highlights - For the year ended March 31, 2008

The head grades of run of mine ores of 256,497 tonnes from the Ying Mine for the year ended March 31, 2008, are:

  464.2 g/t for silver;
  7.4% for lead; and,
  3.1% for zinc, respectively.
The head grades of run of mine ores of 48,531 tonnes from the HPG Mine for the year ended March 31, 2008, are:
  207.4 g/t for silver;
  7.4% for lead; and,
  1.1% for zinc, respectively.

Total sales and realized prices net of value added tax and smelter charges for the year ended March 2008, are comprised of the following:

  3,960,189 ounces of silver sold for $44,677,949 at an average selling price of $11.28 per ounce;
  2,152 ounces of gold sold for $1,189,764, at an average selling price of $552.86 per ounce;
  49,623,448 pounds of lead sold for $48,433,127 at an average selling price of $0.98 per pound; and,
  15,911,881 pounds of zinc sold for $14,061,922 at an average selling price of $0.88 per pound.

For the year ended March 31, 2008, the cash production cost for silver adjusted for by-product credits is negative $10.99 (2007 - negative $7.25) per ounce.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(b)(i) The following table summarizes the operating and financial data in respect to the Ying Mine and HPG Mine, on a consolidated basis.

Consolidated	Years ended
	March 31, 2008	March 31, 2007
Production Data
Ores Mined (tonne)
Direct Smelting Ores (tonne)	12,929	6,843
Stockpiled Ores (tonne)	293,214	162,987
	306,143	169,830
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	12,929	6,843
Ores Milled (tonne)	292,099	169,830
	305,028	176,672
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	50.44	40.74
Milling Cost per tonne of ore milled ($)	11.93	17.68
Average Production Cost
Silver ($ per ounce)	2.44	2.38
Gold ($ per ounce)	119.74	70.79
Lead ($ per pound)	0.21	0.14
Zinc ($ per pound)	0.19	0.27
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(10.15)	(7.56)
Total cash cost per ounce of Silver ($)	(10.99)	(7.25)
Total Recovery of the Run of Mine Ores
Silver (%)	91.1	90.2
Lead (%)	95.5	94.4
Zinc (%)	71.6	75.3
Head Grades of Run of Mine Ores
Silver (gram/tonne)	420.3	489.0
Lead (%)	7.4	8.9
Zinc (%)	2.7	3.2

Purchased Ores Milled (tonne)	27,549	-
Head Grades of Purchased Ores Milled
Silver (gram/tonne)	266.9	-
Lead (%)	2.0	-
Sales Data
Metal Sales
Silver (ounce)	3,960,189	1,935,031
Gold (ounce)	2,152	249
Lead (pound)	49,623,448	26,262,191
Zinc (pound)	15,911,881	7,135,930
Metal Sales
Silver ($)	44,677,949	17,998,480
Gold ($)	1,189,764	68,842
Lead ($)	48,433,127	14,069,457
Zinc ($)	14,061,922	7,635,839
	108,362,762	39,777,218
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.28	9.30
Gold ($ per ounce)	552.86	276.47
Lead ($ per pound)	0.98	0.54
Zinc ($ per pound)	0.88	1.07

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(b)(ii) The following table summarizes the operating and financial data in respect to the Ying Mine on a non-consolidated basis.

Ying Silver Property	Years ended
	March 31, 2008	March 31, 2007
Production Data
Ores Mined (tonne)
Direct Smelting Ores (tonne)	11,010	6,843
Stockpiled Ores (tonne)	242,829	162,987
	253,839	169,830
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	11,010	6,843
Ores Milled (tonne)	245,487	138,899
	256,497	145,742
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	51.59	40.74
Milling Cost per tonne of ore milled ($)	11.00	17.68
Average Production Cost
Silver ($ per ounce)	2.25	2.38
Gold ($ per ounce)	71.32	70.79
Lead ($ per pound)	0.19	0.14
Zinc ($ per pound)	0.18	0.27
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(9.65)	(7.56)
Total cash cost per ounce of Silver ($)	(10.11)	(8.26)
Total Recovery of the Run of Mine Ores
Silver (%)	91.3	90.2
Lead (%)	95.8	94.4
Zinc (%)	72.0	75.3
Head Grades of Run of Mine Ores
Silver (gram/tonne)	464.2	489.0
Lead (%)	7.4	8.9
Zinc (%)	3.1	3.2

Purchased Ores Milled (tonne)	27,549	-
Head Grades of Purchased Ores Milled
Silver (gram/tonne)	266.9	-
Lead (%)	2.0	-
Sales Data
Metal Sales
Silver (ounce)	3,683,537	1,935,031
Gold (ounce)	309	249
Lead (pound)	42,281,513	26,262,191
Zinc (pound)	15,136,170	7,135,930
Metal Sales
Silver ($)	41,610,825	17,998,480
Gold ($)	110,635	68,842
Lead ($)	41,163,581	14,069,457
Zinc ($)	13,443,906	7,635,839
	96,328,947	39,772,618
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.30	9.30
Gold ($ per ounce)	358.04	276.47
Lead ($ per pound)	0.97	0.54
Zinc ($ per pound)	0.89	1.07

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(b)(iii) The following table summarizes the operating and financial data in respect to the HPG Mine on a non-consolidated basis.

HPG Project	Year ended
March 31, 2008
Production Data
Ores Mined (tonne)
Direct Smelting Ores (tonne)	1,919
Stockpiled Ores (tonne)	50,385
52,304
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	1,919
Ores Milled (tonne)	46,612
48,531
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	44.84
Milling Cost per tonne of ore milled ($)	17.36
Average Production Cost
Silver ($ per ounce)	3.90
Gold ($ per ounce)	205.84
Lead ($ per pound)	0.35
Zinc ($ per pound)	0.28
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(17.12)
Total cash cost per ounce of Silver ($)	(22.56)
Total Recovery of the Run of Mine Ores
Silver (%)	89.0
Lead (%)	93.8
Zinc (%)	65.6
Head Grades of Run of Mine Ores
Silver (gram/tonne)	207.4
Lead (%)	7.4
Zinc (%)	1.1

Sales Data
Metal Sales
Silver (ounce)	276,652
Gold (ounce)	1,843
Lead (pound)	7,341,935
Zinc (pound)	775,711
Metal Sales
Silver ($)	3,067,124
Gold ($)	1,079,129
Lead ($)	7,269,546
Zinc ($)	618,016
12,033,815
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.09
Gold ($ per ounce)	585.53
Lead ($ per pound)	0.99
Zinc ($ per pound)	0.80

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(c) Economic Factors Affecting the Industry

The Company’s sales price for metals are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com for lead and zinc pounds while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn, and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places.

(d) Political and Country Risk

The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

(e) Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition.

(f) Risk Factors

The Company is subject to numerous risks which are outlined in the Annual Information Form 51-102F2, Short Form Prospectus, and the NI 43-101 Technical Reports, which are available on SEDAR at www.sedar.com. In addition, please refer to Section 1.14 Financial Instruments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

1.3 Selected Annual Information

The following table sets out selected consolidated financial information for the Company prepared in accordance with Canadian generally accepted accounting principles. The Company’s reporting currency is US dollars. This information has been summarized from the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2008, 2007 and 2006. This selected consolidated financial information should only be read in conjunction with the Company’s consolidated financial statements.

For the years ended March 31,
(expressed in millions, except share and per share data)

	2008	2007	2006

Sales	$108.4	$39.8	$-
Gross Profit	85.0	30.8	-
Gains and other income	7.3	5.3	0.4
Net income (loss)	59.5	22.0	(5.3)
Basic earnings (loss) per share	0.41	0.15	(0.04)
Diluted earnings (loss) per share	0.40	0.15	(0.04)
Total assets	190.2	94.2	18.1
Total long term liabilities	7.6	2.1	-
Cash dividends paid	6.9	-	-
Cash dividends declared per share	0.05	-	-

1.4 Results of Operations

(a) Year ended March 31, 2008

(i) Highlights

For the year ended March 31, 2008, gross profit from mine operations amounted to $85.0 million (2007 -$30.8 million), representing a gross margin of 78% (2007 - 78%). The net income was $59.9 million (2007 - $22.0 million) with a net profit margin of 55% (2007 - 55%). The net earnings are $0.41 (CAD$0.42) per basic share, a 173% increase compared to $0.15 (2007 - CAD$0.17) per basic share for the same period last year.

The Company continues to achieve industry leading low total production costs per ounce of silver. The total production cost is negative $10.99 per ounce of silver after adjusting for by-product credits for the year ended March 31, 2008, compared to negative $7.25 per ounce in the same period a year ago.

For the year ended March 31, 2008, ores mined increased by 80% resulting in a total of 306,143 (2007-169,830) tonnes of ores mined, from which 12,929 (2007 - 6,843) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 293,214 (2007 - 162,987) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $50.44 (2007 -$40.74) per tonne of ore and average milling cost is $11.93 (2007 - $17.68) per tonne of ore.

Net cash provided by operating activities rose to $79.8 million (CAD$82.8 million) for the year ended March 31, 2008, a 165% increase compared to $30.1 million (CAD$34.2 million) over the same period last year. Capital expenditures during the period amounted to $36.6 million representing the purchase of mineral rights and properties. A cash dividend distribution of $6.9 million (CAD$7.4 million) was paid to the shareholders during the year ended March 31, 2008. The Company ended the year with cash and cash equivalents and short term investments of $84.2 million as of March 31, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(ii) Sales: During the year ended March 31, 2008, the Company increased sales by 172% to $108.4 million (2007 - $39.8 million) compared to the prior year period. The increase is primarily attributed to the Ying Silver Property increase in sales to $96.4 million (2007 - $39.8 million) and HPG property sales of $12.0 million (2007 - $nil).

(iii) Cost of sales: The total cost of sales, including milling costs, for the year ended March 31, 2008 amounted to $23.3 million (2007 - $8.9 million), and are comprised of $20.1 million (2007 - $7.7 million) for the cash cost and $3.2 million (2007 - $1.2 million) for the depreciation charges.

(iv) Accretion of asset retirement obligations: For the year ended March 31, 2008, the Company recognized $61,688 (2007 - $61,899) as accretion of asset retirement obligations. The Company’s assets retirement obligations related to the reclamation cost of Ying property and was calculated using a credit-adjusted risk-free discount rate of 6.0% . The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $1.2 million and is expected to be settled gradually over the estimated mine life, 6 years. These obligations will be funded from the Company’s resources upon local government’s fee payment requests.

(v) Foreign exchange loss(gain): During the year ended March 31, 2008, the Company recorded a foreign exchange loss of $0.6 million (2007 - gain $307) or $0.004 per share reflecting the impact of foreign currency transactions and integrated foreign operations.

The Company’s operating subsidiaries, Henan Found and Henan Huawei, are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income (loss), a component of shareholders’ equity, and amounted to $4.0 million (2007 - $1.0 million) for the year ended March 31, 2008.

(vi) General exploration and property investigation expenses: During the year ended March 31, 2008, the Company incurred general exploration and property investigation expenses of $1.8 million (2007 - $0.8 million) representing an increase of 125% or $1.0 million as the Company actively pursues its strategy to grow through the exploration, development and production of advanced silver properties in China.

(vii) Investor relations: During the year ended March 31, 2008, the Company incurred investor relation costs of $0.3 million (2007 - $0.8 million) representing a decrease of 62% or $0.5 million as compared to the same period in the prior year. The decrease is mainly attributable to an increase in focused, efficient, and effective investor relation activities.

(viii) Office, administration and miscellaneous: During the year ended March 31, 2008, the Company incurred office, administration and miscellaneous expenses of $4.8 million (2007 - $2.3 million) representing an increase of $2.5 million or 111%. The increase is mainly attributable to further enhancements of the corporate and operating infrastructure to effectively manage the continual growth and increase of business activities.

(ix) Professional fees: During the year ended March 31, 2008, the Company incurred professional fees of $2.1 million (2007 - $0.5 million) a $1.7 million or 371% increase as compared to the same period in the prior year incurred for corporate governance and regulatory matters.

(x) Stock-based compensation expenses: During the year ended March 31, 2008, the Company recognized $2.5 million (2007 - $2.0 million) of non-cash stock-based compensation expenses for incentive stock options granted to directors, officers, employees, and consultants using the Black Scholes options pricing model, representing an increase of 26% or $0.5 million over the prior year as a result of new options granted during the year and the significant increase of the share price of the Company over the prior year.

(xi) Equity income in investment: During the year ended March 31, 2008, the Company recorded equity loss of $0.3 million (2007 - loss $0.2 million) and is solely attributed to the Company’s investment in NUX.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(xii) Interest income: During the year ended March 31, 2008, the Company recognized $2.6 million (2007 - $1.7 million) representing an increase of 51% or $0.9 million over the same period in the prior year. The increase is attributed to additional cash provided by operating activities through the Ying and HPG operations and higher interest rates earned on funds held on deposit.

1.5 Summary of Quarterly Results

	For the Quarters Ended
	(expressed in millions, except share and per share data)
	31-Mar-08	31-Dec-07	30-Sep-07	30-Jun-07

Sales	$26.8	$30.1	$29.2	$22.3
Gross Profit	20.2	24.2	23.2	17.4
Gains and other income	1.2	2.1	1.8	2.2
Net income	10.9	17.8	16.8	14.5
Basic earnings per share	0.07	0.12	0.11	0.10
Diluted earnings per share	0.07	0.12	0.11	0.10
Total assets	190.2	165.9	149.8	118.1
Total long term liabilities	7.6	3.5	3.4	3.1
Cash dividends paid	-	6.9	-	-
Cash dividends declared per share	-	-	0.05	-

	For the Quarters Ended
	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06

Sales	$13.4	$13.0	$9.5	$3.9
Gross Profit	9.8	10.6	7.4	3.0
Gains and other income	2.3	1.4	0.8	0.8
Net income (loss)	6.9	8.2	4.8	2.1
Basic earnings (loss) per share	0.05	0.06	0.03	0.01
Diluted earnings (loss) per share	0.05	0.05	0.03	0.01
Total assets	94.2	78.3	68.6	62.2
Total long term liabilities	2.1	4.9	2.9	1.3
Cash dividends paid	-	-	-	-
Cash dividends declared per share	-	-	-	-

On October 21, 2007, the Company paid its first annual dividend of $0.05 (CAD$0.05) per share to all shareholders on record at the close of business on September 28, 2007. The total dividend payment of $6.9 million (CAD$7.4 million) is eligible for the enhanced federal and provincial dividend tax credits.

1.6 Liquidity and Capital Resources

(a) Working Capital

As at March 31, 2008, the Company had a working capital position of $69.5 million (March 31, 2007 -$54.3 million) comprised mainly of cash and cash equivalents of $47.1 million (March 31, 2007 - $53.3 million), short term investments of $37.1 million (March 31, 2007 - $5.4 million), accounts receivable and prepaids of $5.3 million (March 31, 2007 - $1.3 million), inventories of $2.4 million (March 31, 2007- $1.8 million), offset by current liabilities of $22.4 million (March 31, 2007 - $7.6 million).

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Working capital increased by $15.2 million since March 31, 2007 to $69.5 million, primarily as the result of the cash provided from the Ying Silver-Lead-Zinc and the HPG property operations.

(b) Cash and Cash Equivalents, and Short Term Investments

Cash and cash equivalents plus short term investments, as at March 31, 2008, increased by $25.5 million to $84.2 million (March 31, 2007 - $58.8 million). Short term investments are invested in high quality money market instruments.

During the year ended March 31, 2008, the Company’s cash and cash equivalents decreased by $6.2 million to $47.1 million (March 31, 2007 - $53.3 million) as a result of: cash provided by operating activities of $79.8 million (2007 - $30.1 million); cash used by investing activities of $92.0 million (2007 -$18.7 million) inclusive of the purchases of mineral rights and properties of $36.6 million (2007 - $11.8 million) and short term investments of $29.5 million (2007 – redemption $2.3 million); offset by cash provided by financing activities of $0.9 million (2007 - $39.1 million), and positive effect of exchange rate changes on cash of $5.1 million (2007 - negative effect $0.4 million).

The Company does not invest in any asset-backed commercial paper and therefore does not consider that it has any exposure to the current uncertainties in the marketplace.

(c) Operating Activities

During the year ended March 31, 2008, the Company’s net cash provided by operating activities of $79.8 million (2007 - $30.1 million) is comprised of: cash provided by net income of $59.9 million (2007 - $22.0 million); items not affecting cash of $20.9 million (2007 - $6.1 million); and, offset by the decrease in net changes of non-cash working capital of $1.1 million (2007 - increase of $2.0 million).

(d) Investing Activities

During the year ended March 31, 2008, the Company’s net cash used in investing activities of $92.0 million (2007 - $18.7 million) is comprised primarily of: $36.6 million (2007 - $11.8 million) for the purchase of mineral rights and properties; $7.5 million (2007 - $6.3 million) for the purchase of property, plant and equipment; $5.6 million (2007 - $2.0 million) for the purchase of long term investments; $29.5 million (2007 - redemption $2.3 million) for the purchase of short term investment; $3.4 million (2007 -$1.2 million) increase in long term prepaids; $3.3 million (2007 - $nil) distributed to a non-controlling subsidiary shareholder; and, $6.9 million (2007 - $nil) cash dividends distributed to shareholders of the Company.

(e) Financing Activities

During the year ended March 31, 2008, the Company’s net cash provided by financing activities of $0.9 million (2007 - $39.1 million) is comprised primarily of: proceeds of $2.3 million (2007 - $42.4 million) from share subscriptions; offset by repayment of $1.4 million (2007 - advance $1.6 million) to related parties, and shares returned to treasury for cancellation $nil (2007 - $4.9 million).

(f) Commitments, Contingencies, Contractual Obligations

The Company’s commitments, contingencies, and contractual obligations include:

(i)

During the 2007 fiscal year, Henan Found entered into a joint venture agreement, for a 22.5% participation interest, in a custom built 150,000-tonne/year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. Henan Found's share, 22.5% of the cost, will be $6.4 million (RMB¥45 million) for the first phase and is expected to be financed by cash flow from its Ying Property.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

On September 5, 2007, the joint venture agreement was amended with the incorporation of Luoyang Yongning Smelting Co. Ltd. (“Yongning”) to hold the smelter project. Under the amended joint venture agreement, Henan Found can earn 30% interest in Yongning by contributing $10.7 million (RMB¥75 million) of the total investment in Yongning of $35.7 million (RMB¥250 million) comprised of: $21.4 million (RMB¥150 million) towards the registered capital with the balance of $14.3 million (RMB¥100 million) for other capital expenditure investment, which is required to be contributed within one year after the issuance of the business license. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business license was issued.

As at March 31, 2008, Henan Found fulfilled its registered capital requirement through a contribution of approximately $6.4 million (RMB¥45 million) (March 31, 2007 - $58,197 (RMB¥450,000)) to Yongning, with the remaining commitment of approximately $4.3 million (RMB¥30 million) due within one year from September 21, 2007. This investment is accounted for using the equity method. No equity income (loss) had been reported in fiscal year 2008

As of March 31, 2008, the registered capital requirement of $21.4 million (RMB¥150 million) has been fully contributed by all the joint venture parties.

(ii)

In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a joint venture contract with a Chinese party to form Qinghai Found Mining Company Ltd. ("Qinghai Found"), a Sino-foreign cooperate joint venture company, to explore and develop the Na-Bao silver- polymetalic Project (“Na-Bao Project”) in Qinghai Province, China. Under the joint venture contract, the Company will have an 82% interest in Qinghai Found by investing approximately $4.0 million by funding exploration and development. The Chinese party has an 18% interest in Qinghai Found in exchange for transferring the three Na-Bao permits to Qinghai Found.

The Company also signed a letter of intent with the same Chinese party to jointly explore the XG silver polymetalic project (“XG Project”), which consists of two exploration permits (the XGE and XR Permits) owned by the Chinese party. With the establishment of Qinghai Found, the XG project permits will also be transferred to Qinghai Found in exchange for a cash payment to the Chinese party.

The Na-Bao Project and XG Project are collectively referred to as the Qinghai Project and are subject to receive final approvals from regulatory authorities.

In September 2007, a business license for Qinghai Found was issued upon approval by the Chinese governmental authorities. Transferring of the three Na-Bao permits into Qinghai Found from the Chinese party had been approved by Chinese military, related city and provincial authorities and subject to final approvals from the Ministry of Land and Resources of China.

(iii)

In October 2007, the Company’s 70% owned subsidiary, Henan Huawei, entered into agreements to acquire 100% interest in a LM Silver-Lead Mine (“LM Mine”), which has a mining permit located just southeast of the Ying silver project, through an acquisition of 100% interest of a private Chinese company for approximately $3.6 million. The Company also agreed to compensate another $3.6 million (RMB¥25 million) to the original shareholders of the private Chinese company for their previous work done on the LM Mine. As at March 31, a total of $6.5 million was paid and capitalized as the acquisition cost of mineral rights and properties.

(iv)

In December 2007, the Company’s 77.5% owned subsidiary, Henan Found, successfully concluded contracts to acquire 100% interest of the TLP Silver-Lead Mine (“TLP Mine”) by paying approximately $11.4 million (RMB¥80 million) plus assuming debts, obligations and winding down of certain leasing agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

The total acquisition cost of TLP Mine is estimated at $22 million (RMB¥157 million). As of March 31, 2008, a total of $17.7 million (RMB¥124.2 million) was paid and capitalized as the acquisition cost of mineral rights and properties.

Following the anticipated resumption of TLP Mine operations, Silvercorp intends to carry out systematic underground drilling, tunneling, and mine development including sinking several declines and shafts. Exploration will be undertaken on all ten veins to define the resource while concurrently continuing mining operations. Silvercorp will also commission an independent NI43-101 geology and resource review on the TLP project.

(v)

In December 2007, Henan Found started the process of constructing a new 2,000 tonne per day (t/d) mill and associated tailings dam adjacent to its existing 1,000 t/d mill. Upon the new mill being completed by November 2008, the combined milling capacity will be 3,000 t/d to treat ores from the Ying, HPG, LM and TLP Mines, all located within approximately 15 km distance. The estimated capital cost for the new mill is approximately $12.0 million and will be funded from Henan Found's cash on hand.

(vi)

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at March 31, 2008, a total of $0.7 million of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

(vii)	The Company’s leasehold obligation commitments total $962,617 over six years (years ending March 31, 2009: $254,670; 2010: $256,853; 2011: $256,853; 2012: $85,117; 2013: $87,299; and 2014: $21,825).

(viii)

The Company, on April 24, 2008, entered into a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company, to acquire from Yangtze Gold all of the issued shares of Yangtze Mining Ltd. (“Yangtze Mining”). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the Gaocheng (“GC”) and Shimentou (“SMT”) silver, lead and zinc exploration permits located in Guangdong Province, People’s Republic of China.

The purchase price for the shares of Yangtze Mining is approximately $60.27 million (CAD$61.95 million) and will be paid 40% in cash and 60% in common shares of the Company. The 40% cash portion will be payable as to 20% at closing and 20% plus interest at 5.5% on that amount from the date hereof payable when the Company receives its next dividend payment from its Chinese subsidiary Company, or within 3 months, whichever is earlier. The 60% common share portion of the purchase price will be payable by the issuance at the closing of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, being the volume weighted average trading price of the shares of the Company during the 30 calendar days prior to the date of signing this agreement.

On April 28, 2008, the Company paid a deposit of $1.97 million (CAD$2.0 million) to Yangtze Gold, which amount will be credited against the cash portion of the purchase price. The deposit is non- refundable unless a breach of certain representations and warranties by Yangtze Gold or that the Company’s financial advisor is unwilling or unable to deliver a written opinion that the transaction is fair from a financial point of view to the Company’s shareholders. On April 29, 2008 the Company advanced $2.7 million (RMB¥20 million) to Anhui Yangtze so that it can start the process of applying for a mining permit and carry out further exploration program, including drilling.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

Dr. Rui Feng, Chairman and CEO of the Company, is a Director of Yangtze Gold, Yangtze Mining, and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction has been approved by the independent directors of the Company in accordance with applicable regulations. Closing of the transaction is subject to the Company’s due diligence, receipt of a fairness opinion, and approval by required regulatory authorities. Closing is expected to occur on or before June 8, 2008.

No other commitments to provide additional funds have been made by management or other stockholders.

There can be no assurance that any additional funds will be available to the Company to allow it to cover operating expenses and proposed operations. The Company has no other capital resources other than the ability to issue common stock to raise additional capital or receive funds on the exercise of warrants or options by the holders. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with the continuing reporting requirements.

(g) Available Sources of Funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit, or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with the continuing reporting requirements.

1.7 Capital Resources

Item 1.6 provides further details.

1.8 Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

1.9 Transaction with Related Parties

(a)	During they year ended March 31, 2008, the Company incurred:

	(i)	consulting fees of $270,695 (2007 - $152,599) payable to a company owned by an officer and director of the Company and to an officer of the Company;

	(ii)	legal fees of $nil (2007 - $76,974) payable to a law firm with a partner that is a director of the Company;

	(iii)	management fees of $202,449 (2007 - $126,047) payable to a company owned by an officer and director of the Company, and to an officer and director of the Company;

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

	(iv)	accounting fees of $498 (2007 - $77,346) payable to an accounting firm with a partner that is former officer of the Company;

	(v)	directors’ fees of $93,731 (2007 - $36,363); and,

	(vi)	expenses recovered of $302,100 (2007 - $321,931) from New Pacific Metals Corp. (“NUX”).

(b)	As at March 31, 2008, the related transaction balances included the following:

	(i)	$nil (March 31, 2007 - $34,478) due to a company controlled by a director of the Company for services provided;

	(ii)	$ nil (March 31, 2007 - $131,641) due to the joint venture partner of Henan Huawei;

	(iii)	$12,117,910 (March 31, 2007 - $nil) due to the joint venture partner of Henan Found for non- controlling interest distributable as Henan Found declared dividend during the year;

	(iv)	$12,014 (March 31, 2007 - $28,329) due from a company related by common control;

	(v)	$17,113 (March 31, 2007 - $nil) due from the joint venture partner of Qinghai Found;

	(vi)	$18,051 (March 31, 2007 - $nil) due from NUX for expenses incurred and recoverable under an inter-company services and cost allocation arrangement; and

	(vii)	$nil (March 31, 2007 - $1,195,129) due to NUX for funds advanced from NUX

On December 8, 2006, NUX entered into a Declaration of Trust Agreement (the “Trust Agreement”) with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at March 31, 2008, a total of $683,995 of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

1.10 Fourth Quarter

(a) Financial Highlights

For the 4th quarter ended March 31, 2008 the Company recorded consolidated net earnings of $10.9 million or $0.07 (CAD$0.09) per share compared to $6.9 million or $0.05 (CAD$0.05) per share in the same quarter a year ago. Total gross profit increased by 106% to $20.2 million in the 4th quarter compared to the same period a year ago. Net cash provided by operating activities rose to $17.8 million in the 4th quarter, a 50% increase over the same period a year ago.

The 4th quarter is traditionally a slower quarter for the Company as the traditional Chinese Spring Festival normally occurs in January or February which resulted in the Company’s mining operations being shut down for two and one-half weeks. In addition, the Company’s production in this quarter was affected by the severe weather for about 15 days.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

The Company’s subsidiary, Henan Found Mining Company Ltd. (“Henan Found”), is now subject to 12.5% income tax rate until December 31, 2010. Based on Chinese GAAP, Henan Found has paid $1.3 million in tax in the 4th quarter ended March 31, 2008. A tax provision of approximately $1.9 million was provided for the 4th quarter ended March 31, 2008.

(b) Operation Highlights

The head grades of run of mine ores of 54,669 tonnes from the Ying Mine for the 4th quarter ended March 31, 2008 are:

  488.9 gram/tonne for silver;
  8.1% for lead; and,
  3.8% for zinc, respectively.

The head grades of run of mine ores of 13,141 tonnes from the HPG Mine for the 4th quarter ended March 31, 2008, are:

  198.9 gram/tonne for silver;
  7.9% for lead; and,
  1.1% for zinc, respectively.

Total sales and realized prices net of value added tax and smelter charges for the 4th quarter ended March 31, 2008, are comprised of the following:

  1,000,534 ounces of silver sold for $12,897,563 at an average selling price of $12.89 per ounce;
  461 ounces of gold sold for $226,746 at an average selling price of $491.86 per ounce;
  11,697,714 pounds of lead sold for $12,405,860 at an average selling price of $1.06 per pound; and,
  2,393,274 pounds of zinc sold for $1,314,410 at an average selling price of $0.55 per pound.

For the 4th quarter ended March 31, 2008, the cash production cost for silver adjusted for by-product credits is negative $7.50 (2007 - negative $8.56) per ounce.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(b)(i) The following table summarizes the operating and financial data in respect to the Ying Mine and HPG Mine, on a consolidated basis.

Consolidated	Three months ended
	March 31, 2008	March 31, 2007
Production Data
Ores Mined (tonne)
Direct Smelting Ores (tonne)	3,169	2,018
Stockpiled Ores (tonne)	69,319	43,047
	72,488	45,065
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	3,169	2,018
Ores Milled (tonne)	64,641	45,065
	67,810	47,083
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	50.31	63.18
Milling Cost per tonne of ore milled ($)	12.10	18.00
Average Production Cost
Silver ($ per ounce)	3.18	3.15
Gold ($ per ounce)	121.32	91.48
Lead ($ per pound)	0.26	0.19
Zinc ($ per pound)	0.14	0.34
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(7.32)	(7.76)
Total cash cost per ounce of Silver ($)	(7.50)	(8.56)
Total Recovery of the Run of Mine Ores
Silver (%)	91.2	92.8
Lead (%)	95.9	97.1
Zinc (%)	73.5	74.4
Head Grades of Run of Mine Ores
Silver (gram/tonne)	429.2	502.1
Lead (%)	8.1	8.8
Zinc (%)	3.2	3.4

Purchased Ores Milled (tonne)	23,590	-
Head Grades of Purchased Ores Milled
Silver (gram/tonne)	276.1	-
Lead (%)	2.1	-
Sales Data
Metal Sales
Silver (ounce)	1,000,534	592,553
Gold (ounce)	461	73
Lead (pound)	11,697,714	8,371,480
Zinc (pound)	2,393,274	2,328,418
Metal Sales
Silver ($)	12,897,563	5,810,447
Gold ($)	226,746	20,655
Lead ($)	12,405,860	5,047,426
Zinc ($)	1,314,410	2,490,389
	26,844,579	13,368,917
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.89	9.81
Gold ($ per ounce)	491.86	284.43
Lead ($ per pound)	1.06	0.60
Zinc ($ per pound)	0.55	1.07

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(b)(ii) The following table summarizes the operating and financial data in respect to the Ying Mine on a non-consolidated basis.

Ying Silver Property	Three months ended
	March 31, 2008	March 31, 2007
Production Data
Ores Mined (tonne)
Direct Smelting Ores (tonne)	2,673	2,018
Stockpiled Ores (tonne)	59,398	43,047
	62,071	45,065
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	2,673	2,018
Ores Milled (tonne)	51,996	43,047
	54,669	45,065
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	48.66	63.18
Milling Cost per tonne of ore milled ($)	10.57	18.00
Average Production Cost
Silver ($ per ounce)	3.23	3.15
Gold ($ per ounce)	133.21	91.48
Lead ($ per pound)	0.27	0.19
Zinc ($ per pound)	0.14	0.34
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(5.97)	(7.76)
Total cash cost per ounce of Silver ($)	(6.15)	(9.11)
Total Recovery of the Run of Mine Ores
Silver (%)	91.6	92.8
Lead (%)	96.0	97.1
Zinc (%)	73.2	74.4
Head Grades of Run of Mine Ores
Silver (gram/tonne)	488.9	502.1
Lead (%)	8.1	8.8
Zinc (%)	3.8	3.4

Purchased Ores Milled (tonne)	23,590	-
Head Grades of Purchased Ores Milled
Silver (gram/tonne)	276.1	-
Lead (%)	2.1	-
Sales Data
Metal Sales
Silver (ounce)	929,191	592,553
Gold (ounce)	94	73
Lead (pound)	9,596,113	8,371,480
Zinc (pound)	2,166,508	2,328,418
Metal Sales
Silver ($)	11,960,955	5,810,447
Gold ($)	49,877	20,655
Lead ($)	10,193,786	5,047,426
Zinc ($)	1,173,446	2,490,389
	23,378,064	13,368,917
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.87	9.81
Gold ($ per ounce)	530.61	284.43
Lead ($ per pound)	1.06	0.60
Zinc ($ per pound)	0.54	1.07

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(b)(iii) The following table summarizes the operating and financial data in respect to the HPG Mine on a non-consolidated basis.

HPG Project	Three months ended
March 31, 2008
Production Data
Ores Mined (tonne)
Direct Smelting Ores (tonne)	496
Stockpiled Ores (tonne)	9,921
10,417
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	496
Ores Milled (tonne)	12,645
13,141
Mining Cost and Milling Cost
Mining Cost per tonne of ore mined ($)	60.17
Milling Cost per tonne of ore milled ($)	21.22
Average Production Cost
Silver ($ per ounce)	2.85
Gold ($ per ounce)	104.61
Lead ($ per pound)	0.23
Zinc ($ per pound)	0.13
Production Cost and Cash Cost Per Ounce of Silver, Adjusted for By-Product Credits
Total production cost per ounce of Silver ($)	(24.91)
Total cash cost per ounce of Silver ($)	(24.99)
Total Recovery of the Run of Mine Ores
Silver (%)	86.9
Lead (%)	95.6
Zinc (%)	77.6
Head Grades of Run of Mine Ores
Silver (gram/tonne)	198.9
Lead (%)	7.9
Zinc (%)	1.1

Sales Data
Metal Sales
Silver (ounce)	71,343
Gold (ounce)	367
Lead (pound)	2,101,601
Zinc (pound)	226,766
Metal Sales
Silver ($)	936,608
Gold ($)	176,869
Lead ($)	2,212,074
Zinc ($)	140,964
3,466,515
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.13
Gold ($ per ounce)	481.93
Lead ($ per pound)	1.05
Zinc ($ per pound)	0.62

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(c) Fourth Quarter Results - Three months ended March 31, 2008

(i) Highlights

During the 4th quarter ended March 31, 2008, gross profit from mine operations amounted to $20.2 million (2007 - $9.8 million) on a total sales of $26.8 million (2007 - $13.4 million), representing a gross margin of 75% (2007 - 73%). The net income realized was $10.9 million (2007 - $6.9 million) with a net profit margin of 40% (2007 - 51%). Both basic and diluted earnings per share increased by 40% to $0.07 (CAD$0.09) as compared to $0.05 (CAD$0.05) in the prior year period.

During the 4th quarter of 2008, the Company milled 23,590 tonnes of purchased ore with head grades of 276.1 gram/tonne (g/t) for silver and 2.1% for lead.

The Company continues to achieve industry leading low total production costs per ounce of silver. In the 4th quarter, the total production cost is negative $7.32 per ounce of silver after adjusting for by-product credits, compared to negative $7.76 per ounce in the same quarter a year ago.

For this quarter, a total of 72,488 (2007 - 45,065) tonnes of ores mined, from which 3,169 (2007 - 2,018) tonnes of direct smelting ores were hand sorted for direct shipment to smelters, and 69,319 (2007 - 43,047) tonnes of ores were shipped to mills for treatment to recover silver-lead and zinc concentrates. The average mining cost is $50.31 (2007 - $63.18) per tonne of ore and average milling cost is $12.10 (2007 - $18.00) per tonne of ore.

Net cash provided by operating activities rose to $17.8 million in the 4th quarter, a 50% increase over the same period a year ago, capital expenditures during the period amounted to $10.2 million representing the purchase of mineral rights and properties, resulting in cash and cash equivalents and short term investments of $84.2 million as of March 31, 2008.

(ii) Sales: During the three months ended March 31, 2008, the Company increased sales by 101% to $26.8 million (2007 - $13.4 million). This is primarily attributed to the Ying Silver Property 75% increase in sales to $23.4 (2007 - $13.4 million) and HPG property sales of $3.5 million (2007 - $nil).

(iii) Cost of sales: The total cost of sales, including milling costs, for the three months ended March 31, 2008 amounted to $6.6 million (2007 - $3.6 million), and are comprised of $6.5 million (2007 - $2.9 million) for the cash cost and $0.2 million (2007 - $0.7 million) for the depreciation charges.

(iv) Accretion of asset retirement obligations: For the three months ended March 31, 2008, the Company recognized $17,431 (2007 - $61,899) as accretion of asset retirement obligations. The Company’s assets retirement obligations related to the reclamation cost of Ying property and was calculated using a credit-adjusted risk-free discount rate of 6.0% . The total undiscounted amount of cash flows required to settle the obligations is estimated at approximately $1.2 million and is expected to be settled gradually over the estimated mine life, 6 years. These obligations will be funded from the Company’s resources upon local government’s fee payment requests.

(v) Foreign exchange loss(gain): During the three months ended March 31, 2008, the Company recorded a foreign exchange gain of $507,082 (2007 - loss $17,392).

The Company’s operating subsidiaries, Henan Found Mining Co. Ltd. (“Henan Found”) and Henan Huawei Mining Co. Ltd. (“Henan Huawei”), are considered to be self-sustaining operations and the cumulative effects of foreign currency translations are reflected as part of accumulated comprehensive income, a component of shareholders’ equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(vi) General exploration and property investigation expenses: During the three months ended March 31, 2008, the Company incurred general exploration and property investigation expenses of $1.0 million (2007 - $0.3 million) representing an increase of $0.8 million as the Company actively pursues its strategy to grow through the exploration, development and production of advanced silver properties in China.

(vii) Investor relations: During the three months ended March 31, 2008, the Company incurred investor relation costs of $69,018 (2007 - $0.4 million) representing a decrease of $0.3 million as compared to the same period in the prior year. The decrease is mainly attributable to an increase in focused, efficient, and effective investor relation activities.

(viii) Office, administration and miscellaneous: During the three months ended March 31, 2008, the Company incurred office, administration and miscellaneous expenses of $1.8 million (2007 - $0.6 million) representing an increase of $1.2 million or 195%. The increase is mainly attributable to further enhancements of the corporate and operating infrastructure to effectively manage the continual growth and increase of business activities.

(ix) Professional fees: During the three months ended March 31, 2008, the Company incurred professional fees of $1.5 million (2007 - $0.1 million) a $1.3 million or 986% increase as compared to the same period in the prior year and incurred for corporate governance and regulatory matters.

(x) Stock-based compensation expenses: During the three months ended March 31, 2008, the Company recognized $0.6 million (2007 - $0.5 million) of non-cash stock-based compensation expenses for incentive stock options granted to directors, officers, employees, and consultants using the Black Scholes options pricing model, representing an increase of 29% or $0.1 million over the same period in the prior year as a result of the increase in share price and options granted over the same period in the prior year.

(xi) Equity income in investment: During the three months ended March 31, 2008, the Company recorded equity loss of $78,483 (2007 - loss $0.2 million) and is solely attributed to the Company’s investment in NUX.

(xii) Interest income: During the three months ended March 31, 2008, the Company recognized $0.7 million of interest income (2007 - $0.4 million) representing an increase of 59% or $0.3 million over the same period in the prior year. The increase is attributed to additional cash provided by operating activities through the Ying and HPG operations and higher interest rates earned on funds held on deposit.

1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course of business, before the board of directors for consideration.

1.12 Critical Accounting Estimates

A detailed summary of the Company’s significant accounting policies is included in Note 2 to the annual audited consolidated financial statements for the year ended March 31, 2008.

(a) Mineral rights and properties

Mineral rights and properties include the acquisition costs, direct exploration and development expenditures.

Upon commencement of commercial production, mineral properties and capitalized expenditures are amortized over the mine's estimated life using the units of production method calculated based on measured and indicated resources.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

The Company reviews the carrying value of each property that is in the exploration/development stage by reference to the project economics including the timing of the exploration and/or development work, the work programs and the exploration results experienced by the Company and others. The review of the carrying value of each producing property will be made by reference to the estimated future operating results and net cash flows. When the carrying value of a property exceeds its estimated net realizable amount, provision will be made for the decline in value. The carrying amount will be written off if the Company decides to abandon the property.

The recoverability of the amounts capitalized for the undeveloped mineral properties and deferred exploration costs is dependent upon the determination of economically recoverable ore resources, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their exploration and development and future profitable production or proceeds from the disposition thereof.

(b) Asset retirement obligations

Asset retirement obligations ("ARO") represent the estimated discounted net present value of statutory, contractual or other legal obligations relating to site reclamation and restoration costs that the Company will incur on the retirement of assets and abandonment of mine and exploration sites. ARO are added to the carrying value of mineral rights and properties as such expenditures are incurred and amortized against income over the useful life of the related asset. ARO are determined in compliance with recognized standards for site closure and mine reclamation established by governmental regulation.

Over the life of the asset, imputed interest on the ARO liability is charged to operations as accretion of asset retirement obligations on the consolidated statements of operations using the discount rate used to establish the ARO. The offset of accretion expense is added to the balance of the ARO.

Where information becomes available that indicates a recorded ARO is not sufficient to meet, or exceeds, anticipated obligations, the obligation is adjusted accordingly and added to, or deducted from, the ARO.

(c) Income taxes

The Company uses the liability method of accounting for income taxes. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases on the balance sheet date. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in substantively enacted rates is included in operations. A future income tax asset is recorded when the probability of the realization is more likely than not.

(d) Stock-based compensation

The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted to employees, officers, and directors is measured at fair value at the date of the grant using the Black-Scholes valuation model and is expensed in the consolidated statements of operations over the vesting period of the options granted. Stock options granted to consultants are measured at their fair value using the Black-Scholes valuation method.

Upon the exercise of the stock option, consideration received and the related amount transferred from contributed surplus are recorded as share capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

1.13 Adoption of Accounting Policies

The significant accounting policies that have been adopted by the Company, for the fiscal year ended March 31, 2008, are disclosed in the annual audited financial statements.

(a) Financial Instrument Standards

On April 1, 2007, the Company prospectively adopted the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook: Section 1530, “Comprehensive Income”; Section 3855, “Financial Instruments - Recognition and Measurement”; Section 3865, “Hedges”; Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”. As we have not previously undertaken hedging activities, adoption of Section 3865 currently has no impact on us. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Held-for-trading financial assets and financial liabilities are financial assets and financial liabilities which are acquired for resale prior to maturity or are financial assets and liabilities designated as such by the Company. Held-to-maturity financial assets are non-derivative financial assets with a fixed maturity which the Company intends to hold until maturity. Available-for-sale financial assets are those non-derivative financial assets which are so designated by the Company or that do not fall into another category.

CICA 3855 requires that all financial assets, except those classified as held to maturity, and loans and receivables, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held-for trading; otherwise, they are measured at amortized cost. Investments classified as available-for-sale are reported at fair market value based on quoted market prices or at cost if a market value of equity instruments is not available, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Those instruments classified as held-for-trading have gains or losses included in earnings in the period in which they arise.

Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than our shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized and foreign currency translation gains or losses arising form the translation of the Company’s self-sustaining foreign operations and the translation of the Company’s accounts into its reporting currency.

The Company has made the following classifications:

  Cash and cash equivalent, which includes high liquid term deposits and bank notes, and short term investments are classified as held-for-trading financial assets and measured at fair value.
  Accounts receivables are classified as loans and receivables and are initially measured at fair value. Subsequent measurements are recorded at amortized cost using the effective interest method.
  The long term investment in the common shares of Dajin Resources Corp. is classified as available- for-sale securities. Available for sale securities are initially recorded at cost, which upon their initial measurement is equal to their fair value by reference to market price. Subsequent changes in the market value of securities are recorded as changes to other comprehensive income (loss). The investments in New Pacific Metals Corp. and Luoyang Yongning Smelting Co. Ltd. are excluded from Section 3855 as they are accounted for using the equity method.
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

  Accounts payable and accrued liabilities and deposits received from customers are classified as other financial liabilities. They are initially measured at their fair value and subsequently measured at amortized costs using the effective interest rate method. Amortized premium or discount is charged to the statements of operations.

Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred.

Section 3855 also requires that the embedded derivatives be identified and separated from the related host contract and be measured at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the consolidated statement of operations in the period the change occurs.

Upon the adoption of these new standards as at April 1, 2007, the Company remeasured its financial assets and liabilities. The investment in Dajin Resources Corp. was classified as available for sale securities and its carrying value was adjusted to $225,518 with a credit of $8,674 to the opening accumulated other comprehensive income. The cumulative foreign translation adjustment of $479,795 for the year ended March 31, 2007 was reclassified as a component of accumulated other comprehensive loss. The adoption of these new standards has no impact on the Company’s cash flow.

(b) Accounting Changes

On April 1, 2007, the Company adopted the CICA revised Section 1506, “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, it is required by a primary source of GAAP, or the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The adoption of this standard has no impact on the Company’s consolidation financial statements.

(c) Future Changes in Accounting Policies

(i) Financial Instrument Standards

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosure” and Section 3863 “Financial Instruments - Presentation” to replace 3861 “Financial Instruments - Disclosure and Presentation”. These new sections are effective for interim and annual financial statements of the Company’s reporting period beginning on April 1, 2008. The Company is currently evaluating the impact of the adoption of these new standards on its consolidated financial statements.

(ii) Inventories

In June 2007, CICA issued Handbook Section 3031 “Inventories” which replaces Section 3030 “Inventories”. Under the new section, inventories are required to be measured at the “lower of cost and net realizable value”, which is different from the existing guidance of the “lower of cost and market”. The new section contains guidance on the determination of cost and also requires the reversal of any write-downs previously recognized. Certain minimum disclosures are required, including the accounting policies used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses. The new standard will become effective on April 1, 2008 for the Company. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

(iii) Capital Disclosures

As of April 1, 2008, the Company will be required to adopt CICA Section 1535 “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

In addition, disclosures are to include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its consolidated financial statements.

(iv) Convergence with IFRS

In January 2006, CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) for accounting periods commencing on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(v) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The new Section will be applicable to the Company’s consolidated financial statements for its fiscal year beginning April 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

1.14 Financial Instruments and Other Instruments

(a) Fair value

The fair values of the Company’s cash and cash equivalents, short term investments, accounts receivables, accounts payable and accrued liabilities, deposits received from customers, and amount due to related parties are estimated to approximate their carrying values as they are short term in nature. The fair value of the long term investments is reported based on quoted market prices or estimated using the standard financial valuation model, if a market value is not available.

(b) Exchange risk

The Company undertakes transactions denominated in foreign currencies and as such is exposed to risk due to fluctuations in foreign exchange rates.

The Company conducts its operations in Chinese Yuan and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB¥, which was tied to the U.S. Dollar until July 2005 and is now tied to a basket of currencies of China’s largest trading partners. The RMB¥ is not a freely convertible currency.

As at March 31, 2008, approximately $48.3 million (March 31, 2007 - approximately $18.6 million) of cash and cash equivalents and short term investments were held in RMB¥.

(c) Interest rate risk

The Company has no interest-bearing debt and so is not exposed to interest rate risk.

(d) Credit risk

The Company is exposed to credit risk with respect to accounts receivable from customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

The Company undertakes credit evaluations on customers as necessary and has monitoring processes intended to mitigate credit risks. The Company has accounts receivable from clients primarily in China engaged in the mining and milling of base and polymetallic metals industry.

The Company is exposed to credit risk with respect to cash equivalents and accounts receivable. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The cash equivalents consist mainly of short-term investments, such as money market deposits. None of the cash equivalents were in asset backed commercial papers. The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Company’s Board of Directors. Management believes the risk of loss to be remote.

The mining industry in China may be affected by economic factors that may impact accounts receivable. Management does not believe that the mining industry or geographic region within China represents a significant credit risk.

(e) Commodity price risk

The Company is subject to price risk from fluctuations in market prices of commodities, and the Company has elected not to actively manage the exposure to the commodity price risk at this time.

1.15 Other MD&A Requirements

1.15.1 Additional Information in relation to the Company

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;
(b)	may be found at the Company’s web-site www.silvercorp.ca;
(c)	may be found in the Company’s annual information form; and,
(d)	is also provided in the Company’s annual audited consolidated financial statements for the years ended March 31, 2008 and 2007.

1.15.2 Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Authorized - unlimited number of common shares without par value
Issued and outstanding - 149,416,476 common shares with a recorded value of $78,334,543.
Shares subject to escrow or pooling agreements - nil

(b) Warrants

As at the date of this report, outstanding share purchase warrants are comprised of the following:

Number of	Exercise
Warrant Shares	Price (CAD$)	Expiry Date
3,742,119	$8.00	October 26, 2008
3,742,119

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(c) Options

As at the date of this report, the outstanding options are comprised of the following:

Exercise Price
Number of Options	(CAD$)	Expiry Date
31,875	0.75	June 6, 2008
990,000	0.18	October 24, 2009
450,000	0.63	February 28, 2010
432,399	4.32	July 23, 2011
54,708	4.47	August 14, 2011
216,999	4.43	August 28, 2011
780,204	6.74	April 10, 2012
135,000	6.95	October 1, 2012
143,500	9.05	January 16, 2013
50,000	7.54	May 13, 2013
3,284,685

1.16 Controls and Procedures

(a) Design and Operation of Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date the Chief Executive Officer completed his evaluation, nor were there any significant deficiencies of material weaknesses in the Company’s internal controls requiring corrective actions.

(b) Internal Controls over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervisions of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

The Company has a limited number of staff and it is not always possible to achieve a complete segregation of incompatible duties. Management attempts to mitigate the risk of any material misstatement occurring through compensating controls and the “hands-on” involvement and knowledge of the senior management, however, a control system, no matter how well designed and functioning, can only provide reasonable, not absolute assurance the objectives of the control system are met. Management noted some areas that need improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of the Company’s operations in China.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c) Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

(d) Corporate Governance

Under National Instrument 58-101, the Company has adopted the following Corporate Governance Practices:

(i) Supervision by the Board

The Board of Directors facilities its exercise of independent supervision over the Company’s management through frequent meetings of the Board. During the fiscal year ended March 31, 2008, the Board of Directors acted by consent resolutions on 19 (2007 - 19) occasions and by meeting(s) on 3 (2007 - 1) occasion(s). With the Company’s assets located primarily in China, the CEO, COO, and one non-executive director spend considerable time in China, resulting in difficulty scheduling regular face to face meetings. Therefore, Board decisions are often carried out by telephone consensus and then formalized by consent resolutions.

The independent directors are encouraged to hold meetings at which non-independent directors and members of management are not in attendance on an ad hoc basis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(ii) Participation of Directors in Board Meetings

For the financial year ended March 31, 2008, 3 (2007 - 1) Board meeting(s) were held. The table below shows the attendance record of each director for the Board meeting(s).

Name of Director	Number of Board Meeting(s) Attended in The Most Recently Completed Financial Year(s) Ended March 31,
	2008	2007
Dr. Rui Feng, Director, Chairman & CEO	3 out of 3	1 out of 1
Myles Gao, Director, President & COO	2 out of 3	1 out of 1
Yikang Liu, Director	3 out of 3	1 out of 1
Earl Drake, Director	3 out of 3	1 out of 1
Paul Simpson, Director	3 out of 3	1 out of 1
Greg Hall, Director	3 out of 3	1 out of 1

(iii) Position Descriptions for the CEO, Chair of the Board, Directors and Committee Chairs

Written position descriptions for the CEO, Chair of the Board, Directors and Committee Chairs have been approved by the Corporate Governance and Nominating Committee and have been recommended to the Board of Directors for approval.

(iv) Nomination of Directors

The Board of Directors is responsible for recommending candidates for nomination to the Board and its committees. The Corporate Governance Committee, which is composed entirely of independent directors, assisted the Board by identifying and recommending to the Board suitable candidates for nomination as new directors.

New nominees must have one or more of the following attributes: a track record in general business management, particularly with public companies; special expertise in an area of strategic interest to the Company; and financial literacy, together with the ability to devote the required time, show support to the Company’s mission and objectives, and a willingness to serve.

The Board of Directors is composed of individuals who will best serve the interest of the Company and assist management in achieving the Company’s goals. Members of the Board and representatives of the mining industry are often consulted for potential candidates.

(v) Assessment

The Corporate Governance Committee and the Board annually, and at such other times as they deem fit, monitors the adequacy of information given to directors, communications between the Board and management and the strategic direction and processes of the Board & its committees. As part of the assessments, the Board and/or the committees may review their respective charter, and conduct reviews of applicable corporate policies.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the year ended March 31, 2008
(Expressed in US Dollars, except share, per share, and mining data)

(e) Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Grace Soo, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Michael Hibbitts, Vice President, Operations
Greg Hall, Director	Shaoyang Shen, General Manager, China Operations

1.17 Outlook

The Company is well positioned to grow through consolidating the fragmented primary silver sector in China, starting with its foot-hold in Henan Province. With the encouragement of local county government, the Company, through its acquisition of the LM and TLP Silver-Lead Mines, is consolidating the silver, lead, and zinc mines and exploration properties in the Ying/HPG Silver Mining camp, providing a solid base from which to significantly expand resources and growth potential.

Through consolidation of the Ying Mining Camp over the last six months, the Company is now operating four mines at the Ying Camp and is increasing its mill throughput to 3,000 tonnes per day from its current throughput of 1,300 tonnes per day. With the recently announced acquisition of the Gaocheng (“GC”) and Shimentou (“SMT”) properties in Guangdong Province, Silvercorp expects to realize the benefits of growth in resources and near term production from a new mining camp in a different province. It also establishes a new base for further consolidation of the prolific GC silver, lead, zinc mining district.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	Page 30